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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No.__)1


                                   Komag, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    500453105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   08/31/2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)



---------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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----------------------                                    ---------------------
 CUSIP No. 500453105                 13G                    Page 2 of 8 Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

             The TCW Group, Inc., on behalf of the TCW Business Unit
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

             Nevada corporation
-------------------------------------------------------------------------------
    NUMBER OF                 (5) SOLE VOTING POWER
     SHARES                                                               -0-
  BENEFICIALLY               --------------------------------------------------
    OWNED BY                  (6) SHARED VOTING POWER
      EACH                                                           2,108,085
   REPORTING                 --------------------------------------------------
     PERSON                   (7) SOLE DISPOSITIVE POWER
      WITH:                                                               -0-
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                                                     2,108,085
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     2,108,085
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.7%(see response to Item 4)
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
                                 HC/CO
-------------------------------------------------------------------------------

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                                                               Page 3 of 8 Pages

Item 1(a).   Name of Issuer:

             Komag, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             1710 Automation Parkway
             San Jose, CA 95131

Item 2(a).   Name of Persons Filing:
Item 2(b).   Address of Principal Business Office, or if None, Residence:
Item 2(c).   Citizenship:

             The TCW Group, Inc., on behalf of the TCW Business Unit 865 South Figueroa Street
             Los Angeles, CA 90017
             (Nevada Corporation)


Item 2(d).   Title of Class of Securities:

             Common Stock

Item 2(e).   CUSIP Number:

             500453105


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                                                               Page 4 of 8 Pages

Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

             (a)  |_|  Broker or dealer registered under Section 15 of the
                       Exchange Act (15 U.S.C. 78o).
             (b)  |_|  Bank as defined in Section 3(a)(6) of the Act
                       (15 U.S.C. 78c).
             (c)  |_|  Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act (15 U.S.C. 78c).
             (d)  |_|  Investment company registered under Section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8).
             (e)  |_|  An investment adviser in accordance with Section
                       240.13d-1(b)(1)(ii)(E).
             (f)  |_|  An employee benefit plan or endowment fund in accordance
                       with Section 240.13d-1(b)(1)(ii)(F).
             (g)  |X|  A parent holding company or control person in accordance
                       with Section 240.13d-1(b)(1)(ii)(G).

                           (SEE Item 7)
                           The TCW Group, Inc., on behalf of the TCW Business
                           Unit

             (h)  |_|  A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);
             (i)  |_|  A church plan that is excluded from the definition of an
                       investment company under Section 3(c)(14) of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-3);
             (j) |_| Group, in accordance with Section 240.13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|



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                                                               Page 5 of 8 Pages

Item 4.      Ownership **

             THE TCW GROUP, INC., ON BEHALF OF THE BUSINESS UNIT ****
             (a)  Amount beneficially owned: 2,108,085
             (b)  Percent of class: 17.7%
             (c)  Number of shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote: none.
                  (ii)  Shared power to vote or to direct the vote: 2,108,085
                  (iii) Sole power to dispose or to direct the disposition of:
                        none.
                  (iv)  Shared power to dispose or to direct the disposition of:
                        2,108,085





----------
** The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of
     Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

***  See Exhibit A

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                                                               Page 6 of 8 Pages

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following|_|.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Komag, Inc.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             SEE Exhibit A.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.  SEE Exhibit A.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             Because this statement is filed pursuant to Rule 13d-1(b), the following certification is included:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                               Page 7 of 8 Pages


                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 10th day of September, 2001.



                                          The TCW Group, Inc., on behalf of the
                                          TCW Business Unit

                                          By: /s/ LINDA D. BARKER
                                             -----------------------------------
                                             Linda D. Barker
                                             Authorized Signatory